EXHIBIT 21.1
List of Subsidiaries
Direct Subsidiary of SANUWAVE Health, Inc.
1.	SANUWAVE, Inc., a Delaware corporation
Subsidiaries of SANUWAVE, Inc. — Indirect Subsidiaries of SANUWAVE Health, Inc.
2.	SANUWAVE Services, LLC, a Delaware limited liability company

3.	HT Orthotripsy Management Company, LLC, a Delaware limited liability company

4.	SANUWAVE AG, a company organized under the laws of Switzerland

5.	SANUWAVE Holding AG, a company organized under the laws of Switzerland